Exhibit 99.1

BW LPG Limited - Financial Results for Q4 2024

Singapore, 27 February 2025

Highlights and Subsequent Events

-	TCE income – Shipping Q4 2024 was US$37,900 per available day and US$36,700 per calendar day.

-	The Company declared a Q4 2024 cash dividend of US$0.42 per share. This dividend consists of 75% of Shipping NPAT Q4 2024, and dividends from BW Product Services.

-	Completion of the acquisition of 12 modern VLGCs from Avance Gas Holdings Ltd. (“Avance Gas”). The deal was partially funded through the issuance of 19.282 million new BW LPG shares. Following the issuance of the new shares, the total number of issued and outstanding shares of BW LPG is 159.282 million and 151.538 million, respectively.

-	BW Kizoku was delivered to BW LPG in February 2025, following the declaration of purchase option for a consideration of US$69.8 million.

-	Exercised the purchase option for BW Yushi for a consideration of about US$70 million with an estimated delivery in Q2 2025.

-	Concluded the sale and delivery of BW Cedar in February 2025, generating about US$65 million in proceeds and a net book gain of US$32 million.

-	31% of fleet exposure covered by time charter out at US$44,800 per day, and 2% covered by FFA hedges at US$50,600 per day for calendar year 2025.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q4 2024 Net Profit After Tax (NPAT) of US$40 million, yielding an annualised return on equity of 9%. The Q4 profit attributable to the equity holders of the company was US$31 million, and earnings per share were US$0.22.

The net leverage ratio increased from 20.5% as of 31 December 2023 to 32.7% as of 31 December 2024, mainly driven by the cash consideration for the Avance Gas transaction, which was primarily financed through the drawdown of our revolving credit facilities and our shareholder bridging loan facility, in addition to an increase in lease liabilities from new and extended time charter-in agreements.

The Board has declared a cash dividend of US$0.42 per share, which consists of 75% payout ratio from Shipping NPAT and dividends from BW Product Services. The Q4 dividend represents an annualised dividend yield of 14%.

Commercial Performance Shipping

Q4 VLGC freight rates averaged US$37,900 per available day and US$36,700 per calendar day, with 96% fleet utilisation. Time Charter Equivalent (TCE) income was US$128 million for the quarter, and our India subsidiary contributed a stable TCE income of US$34 million for the quarter.

Product Services

Product Services achieved a gross profit of US$15 million for Q4 2024 (Q4 2023: US$32 million), mainly driven by US$59 million realised gains from delivered cargoes, partially offset by US$44 million of negative change in MTM valuations of its open cargo and hedging positions. For the fourth quarter, Product Services reported net profit after tax of US$3 million after deducting general and administrative and income tax expenses. Product Services delivered a year of tremendous results, with a gross profit of US$145million, which is US$119 million higher than 2023, and realised profit of US$94 million. This reflects a strong affirmation of our overall strategy.

Corporate Update

With reference to the press release dated 15 August 2024, BW LPG announced the acquisition of 12 VLGCs from Avance Gas. The transaction was closed as planned on 31 December 2024 and all vessels were successfully delivered to BW LPG. The deal was partially funded through the issuance of 19.282 million new BW LPG shares and the total amount of issued shares is now 159.282 million shares.

With this acquisition, BW LPG has further solidified its position as the world’s leading owner and operator of VLGCs with a current owned and operated fleet of 52 VLGCs, of which 22 are equipped with LPG dual-fuel propulsion technology.

In addition, we have added to our owned fleet with the previous declared purchase option of the 2019 built BW Kizoku which was delivered to BW LPG earlier this month at a purchase price of US$69.8 million.

In February 2025, BW LPG exercised the purchase option for the 2020 built BW Yushi (BW Kizoku sister vessel) with an equally attractive purchase price of around US$70 million with expected delivery in Q2.

On the sales side we concluded the sale and delivery of 2007-built BW Cedar in February 2025, generating about US$65 million in proceeds and a net book gain of US$32 million.

Over the last months, the chartering team has concluded several time charters with commencement through 2025. For the calendar year 2025, we currently have 31% of fleet exposure covered by time charter out at US$44,800 per day, and 2% covered by FFA hedges at US$50,600 per day.

Market Update

The fourth quarter of 2024 was relatively stable compared to the earlier quarters. Exports out of the US Gulf recovered early during the quarter, and while the US – Far East arbitrage narrowed, spot rates for VLGCs remained resilient, averaging around US$44,000/day on the Houston to Far East route.

Technical issues at one export terminal in the US Gulf lasted into October, negatively impacting VLGC loadings for said month. For the remainder of the quarter, however, VLGC loadings out of the US Gulf were robust, with December showing the highest VLGC loading count for a single month in 2024, contributing to exports out of the United States growing by 5.6% in Q4 2024 compared to Q4 2023 (VLGC only).

So far in 2025, exports out of the US Gulf have been impacted by seasonally cold weather and fog, which is normal for this time of the year. Towards the second half of 2025, more terminal export capacity is scheduled to come online, supporting further demand growth for VLGC transportation.

Middle Eastern LPG exports on VLGCs fell 0.5% in the fourth quarter of 2024, compared to the same period in the previous year, mainly due to OPEC+ production cuts remaining in effect. OPEC+ announced in December 2024 that it will be pushing back the start of unwinding the production cuts to April 2025.

The Panama Canal remains well supplied with water and increased vessel throughput during the fourth quarter compared to the preceding period. Moving into 2025, the Canal’s new locks are now operating at or near full capacity. This has resulted in increased volatility in transit auction fees and could generate fleet inefficiencies going forward.

Fleet Capacity

So far in 2025, one new VLGC has been delivered. For the remainder of the year, 11 new VLGCs are scheduled for delivery, making 2025 the lowest year for VLGC newbuilding deliveries since 2018. Well established shipbuilders are indicating deliveries no earlier than the end of 2027 for VLGCs.

Market Outlook

While fluctuations in spot rates are to be expected in the VLGC market, we view the prevailing market fundamentals as supportive. So far in 2025, the VLGC market has been shielded from the most disruptive geopolitical developments globally. However, we recognize the increasing political and legislative uncertainties that could impact the market and continue to monitor it closely. Furthermore, we anticipate that the additional export capacity coming on stream in the US later this year will support export growth for VLGCs in the high single digits for the full year.

Middle East LPG exports are expected to grow in the mid-single digits over the coming years, driven by higher gas production from new projects in Qatar and UAE.

In China, LPG inventories remain healthy but have been on a declining trend for the last nine months, with six more PDH plants slated for startup in 2025, adding to China’s LPG offtake capacity.

Furthermore, 80 VLGCs are expected to dry dock during 2025, potentially creating temporary trading inefficiencies for the overall fleet. By the end of Q4 2024, 9% of the global VLGC fleet was 25 years or older.

The current FFA market for CAL2025 is trading at equivalent to approximately US$43,000 per day, reflecting support to the current spot market. The spot market is expected to fluctuate, driven by weather changes, geopolitical situation, Panama Canal availability and other drivers of the VLGC market.

Q4 2024 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q4 2024 Earnings Presentation and Interim Financial Report.

•	BW LPG Q4 2024 Interim Financial Report

•	BW LPG Q4 2024 Earnings Presentation

BW LPG will present its financial results at 14:00hrs CET/ 21:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below: https://bit.ly/BWLPGQ42024

A presentation recording will also be available after the event on the Company’s website at: https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.